PAPERCLIP SOFTWARE, INC.
611 ROUTE 46 WEST
HASBROUCK HEIGHTS, NJ  07604




September 7, 2005

VIA EDGAR

Mr. Stephen Krikorian, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     PaperClip Software, Inc. (the "Company")
        Form 10-KSB for the Fiscal Year Ended December 31, 2004
        Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
        File No. 000-26598

Dear Mr. Krikorian:

     Set forth below are our responses to the comments contained in the letter ("Comment Letter") of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission dated August 18, 2005 to Mr. William Weiss of the Company with respect to the above-referenced filings. The following also reflects a telephone conversation between Mr. Christopher White, Staff Accountant, and the Company's accountant Andrew Freund, that took place on Friday, September 2, 2005. The numbered responses set forth below correspond to the paragraphs of the Comment Letter, which bear the same numbers.

Annual Report on Form 10-KSB for the Year Ended December 31, 2004

Item 6. Management's Discussion and Analysis or Plan of Operation

Statement Regarding Critical Accounting Policies, page 17

     1. When determining the extent of disclosure required under SEC Release 33-8350 Sections I.E and V, the following was considered:

     The  allowance for doubtful  accounts as of December 31, 2004  consisted of
(a) a general reserve for doubtful accounts, and (b) a reserve for litigation relating to the payment of delinquent accounts receivable. The general reserve portion was not determined to be a significant estimate, nor would it require separate disclosure as a critical accounting estimate. The reserve for the aforementioned litigation, as disclosed in Note 7 to the financial statements, reflects an isolated situation involving one customer. As discussed with Mr. White on September 2, 2005, the Company believes that, due to the specific nature of this portion of the reserve, this estimate, while involving matters susceptible to change, does not reflect the type of systematic estimates typical of critical accounting estimates, and any further disclosure in the
"management's discussion and analysis" section would be repetitive and duplicative to disclosures made via reference to the notes to the financial statements.

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     With  respect to the  recognition/realization  of  deferred  revenues,  the
Company believes that the underlying calculations for deferred revenues are generally straightforward (i.e., deferred revenues are generally recognized as income over the course of the applicable contracts on a formulaic basis). In general, the only aspect of the recognition/realization of deferred revenues that is susceptible to change is the allocation of revenue to the appropriate fiscal period, and as such, does not involve the type of estimates indicative of critical accounting estimates.


Note 5-Debt, page 10

     2. We have attached a copy of the opinion of counsel requested by the Staff in the Comment Letter.



     We hope the above satisfactorily responds to your comments. Please do not hesitate to contact Andrew Freund, the Company's accountant, at (718) 633-4680 should you have any questions regarding the foregoing.


                                                Very truly yours,
                                                /s/ William Weiss
                                                William Weiss,
                                                Chief Executive Officer and
                                                Principal Financial Officer




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ON DECHERT LLP LETTERHEAD



                                                September 7, 2005
Mr. William Weiss
Chief Executive Officer, Treasurer and Director
PaperClip Software, Inc.
611 Route 46 West
Hasbrouck Heights, NJ  07604
Re:     Statute of Limitations
Dear Mr. Weiss:

     In connection with the extinguishment of a portion of the accounts payable of PaperClip Software, Inc., a Delaware corporation ("PaperClip") with respect to fiscal years 2003 and 2004, you have asked whether the enforcement against PaperClip of its accounts payable to certain vendors (the "Vendors") who rendered services to PaperClip more than six years prior to the dates on which such accounts payable were extinguished by PaperClip would be barred by the applicable statute of limitations, and whether a court of proper jurisdiction would find that PaperClip could successfully avoid payment to such Vendors in respect of such accounts payable due to the statute of limitations. We understand from your representations to us that such services were in the nature of printing services, computer services, health insurance and public relations.

     Based upon your representations to us, we have assumed the following, for purposes of this opinion:

1. that the laws of either New York or New Jersey would apply;

2. that any written agreements which may have been entered into between PaperClip and any of the Vendors regarding the provision of such services, were dated more than six years prior to the dates on which the related accounts payable were extinguished by PaperClip;

3. that the services provided by the Vendors were completed more than six years prior to the dates on which the related accounts payable were extinguished by PaperClip;

4. that there were no payments made against any of the outstanding accounts payable during the six years prior to the dates on which the related accounts payable were extinguished by PaperClip;

5. that there were no written acknowledgments by PaperClip to any of the Vendors of the amounts owing or its intent to pay all or any portion of any of the accounts payable during the six years prior to the dates on which the related accounts payable were extinguished by PaperClip;

6. that none of the accounts payable is evidenced by a written instrument under seal; and

7. that PaperClip did not take steps to impede or prevent any Vendor from identifying or asserting claims against PaperClip.

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Effect of the New York Statute of Limitations

     We understand from your representations to us that certain of the arrangements PaperClip had with the Vendors may have been governed by New York law. The provision of the New York statute of limitations that applies to contracts, which would govern payables for services rendered, provides that an action based upon a contractual obligation or liability, express or implied, must be commenced within six years. N.Y. Civil Practice Law and Rules Sec. 213 (McKinney 2003). New York case law provides that the six year period runs from the date the cause of action accrues, which in the case of the Vendors, would generally be the date the services were completed and payment was first due. See Kramer, Levin, Nessen, Kamin & Frankel v. Aronoff, 638 F. Supp. 714, 722 (S.D.N.Y. 1986) ("Both account stated and quantum meruit are claims based on a contract implied in law, and both are governed by N.Y. CPLR Sec. 213(2).").


     New York courts will dismiss actions seeking payment for services performed as time barred where service providers, such as the Vendors, bring an action for an account stated or for quantum meruit more than six years after the date of the statement or their services were last performed, respectively. Id. ("The statute of limitations begins to run on an account stated on the day of the statement. It begins to run on a claim for quantum meruit when the final service has been performed."). In Lord Day & Lord, Barrett, Smith v. Broadwall Management, Inc., 187 Misc. 2d 518, 713 N.Y.S.2d 629 (2001), the court affirmed an order granting defendant's motion to dismiss plaintiff's action as time barred where the services were last performed on September 30, 1993, but the plaintiff did not commence the action by September 30, 1999. See also Stewart v. Stuart, 262 A.D.2d 396 (App. Div. 2d Dep't. 1999) ("Since the plaintiff failed to commence an action based upon his account stated within six years after the date upon which he completed his services for the defendant and began mailings of the statements of account, the court correctly concluded that this cause of action is time-barred.").

     We understand from your representations to us that at the time PaperClip extinguished a portion of its accounts payable in March 2004 and March 2005 (as reflected on its financial statements for fiscal years 2003 and 2004, respectively), more than six years had elapsed from the dates services were completed and payment was due. If the Vendors were to bring an account stated and/or quantum meruit cause of action after the expiration of the six year period, New York law would compel the dismissal of their claim as time barred. In Stewart, the court rejected plaintiff's contention that the "rendering of bills subsequent to the date upon which services were complete began the Statute of Limitations running anew each time these bills were generated." Stewart 262 A.D.2d at 397. Thus, applying the holding in Stewart, even if the Vendors had sent statements of account in the ensuing period, their cause of action would, nonetheless, be dismissed. In short, with respect to arrangements governed by New York law, PaperClip's payment obligations to the Vendors are avoidable because any action brought by the Vendors to enforce payment would be dismissed due to the statute of limitations for such actions having elapsed.

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Effect of the New Jersey Statute of Limitations

     We understand from your representations to us that certain of the arrangements PaperClip had with the Vendors may have been governed by New Jersey law. The provision of the New Jersey statute of limitations that applies to contracts, which would govern payables to vendors for services rendered, provides that an action "for recovery upon a contractual claim or liability, express or implied ..shall be commenced within 6 years next after the cause of any such action shall have accrued." N.J.S.A. 2A:14-1. Statutes of limitations, in the words of one New Jersey court, "are vital to the welfare of society and are consequently favored in the law, and are to be found and approved in all systems of enlightened jurisprudence. They promote repose by giving the necessary security and stability to human affairs." Gilliam v. Admiral Corp., 111 N.J. Super. 370, 374 (Law. Div. 1970).

     New Jersey case law provides that the six year period runs from the date the cause of action accrues, which in the case of the Vendors, would generally be the date the services were completed and payment was first due. "[C]ourts have generally stated that a claim accrues, for statute of limitations purposes, on the date on which the right to institute and maintain a suit first arose." County of Morris v. Fauver, 153 N.J. 80, 108 (N.J. 1998) (internal citations omitted); see also Smith v. Dowden, 7 Gummere 317, 319 (N.J. Sup. 1919) (stating that it is a "settled rule of law that the statute of limitations begins to run the moment that a right of action accrues.") "For purposes of determining when a cause of action accrues so that the applicable period of limitation commences to run, the relevant question is when did the party seeking to bring the action have an enforceable right." Metromedia Co. v. Hartz Mountain Associates, 139 N.J. 532, 534 (N.J. 1995), citing Andreaggi v. Relis, 171 N.J. Super. 203, 235-
236 (Ch. Div. 1979). In a contract action, the six year statute of limitations commences when the debt becomes due and payable. Guerin v. Cassidy, 38 N.J. Super. 454, 460 (Ch. Div. 1955); see also Haardt v. Farmer's Mut. Fire Ins. Co. of Salem County, 796 F. Supp. 804, 807 (D.N.J. 1992) (affirming summary judgment dismissing breach of contract claim on the ground that it was barred by the six year statute of limitations governing contract actions). In short, with respect to arrangements governed by New Jersey law, PaperClip's payment obligations to the Vendors are avoidable because any action brought by the Vendors to enforce payment would be dismissed due to the statute of limitations for such actions having elapsed.

     We express no opinion herein as to, or the effect or applicability of, any laws other than the laws of the State of New York and the State of New Jersey.

     On  the  basis  of  the   foregoing,   and  subject  to  the   assumptions,
qualifications and limitations set forth in this opinion, we are of the view that the enforcement of the claims of the Vendors described in this opinion would be barred by the statute of limitations, and that a court of proper jurisdiction would find that PaperClip could successfully avoid payment to such Vendors due to the statute of limitations.

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     This  opinion is rendered to you as of the date hereof and we  undertake no obligation to advise you of any change in any matters herein, whether legal or factual, after the date hereof. This opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express prior written consent, and no party other than you is entitled to rely on it. Notwithstanding the foregoing, however, copies of this opinion in its entirety may be provided to PaperClip's auditors, Sobel & Co., LLC, and to the U.S. Securities and Exchange Commission pursuant to a request contained in a letter to you dated August 18, 2005.
Very truly yours,


DECHERT LLP